Filed by Live Oak Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp. V

Commission File No. 001- 42540

Date: February 10, 2026

On February 3, 2026, an article published by Mergermarket behind a paywall and provided to Teamshares Inc. on February 9, 2026, featured commentary from Michael Brown, the co-founder and the Chief Executive Officer of Teamshares Inc., a Delaware corporation (“Teamshares”), which is party to a previously disclosed Business Combination Agreement, dated as of November 14, 2025 with Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”).

Please reference the article below:

Teamshares works to complete SPAC by April or May – CEO

03 Feb 2026 | 17:52 EST | United States | Finance-Acquisitions/Restructurings          |  Proprietary

by Cristiano Bona

●	Focused on converting to GAAP and audit readiness

●	Plans bond issue in medium term

Teamshares is working toward completing its business combination with Live Oak Acquisition Corp. V in April or May, with management now focused on its acquisition pipeline, co-founder and CEO Michael Brown said.

The company, which acquires tech-enabled small and medium sized enterprises, opted to go effective off its fourth-quarter results rather than third-quarter numbers, a decision Brown said was driven by timing constraints rather than regulatory issues.

Teamshares expects to complete its 2025 audit in early March and to publicly file its registration statement later that month, putting it on track to begin trading in the second quarter, subject to SEC review and market conditions, he said.

Live Oak Acquisition Corp. V raised USD 345m in its IPO, and the transaction included a USD 126m private investment in public equity (PIPE), though net proceeds available to Teamshares at closing will depend on shareholder redemptions.

Brown said Teamshares continues to pursue programmatic, retirement-driven acquisitions. It plans to acquire companies with roughly USD 6m of EBITDA in the first quarter and said it acquired around USD 15m of EBITDA in the fourth quarter of 2025.

“Weʼre really focused on executing against the projections weʼve already put out for 2026 and 2027,” he said, adding that the transition to public markets is expected to improve the cost and speed of acquisition financing rather than change the companyʼs acquisition criteria.

The move to quarterly reporting has introduced new operational constraints. Brown said Teamshares will need to close acquisitions early in each quarter to allow sufficient time for conversion to generally accepted accounting principles (GAAP) and audit readiness.

If a transaction cannot be completed early enough in the quarter, the company may instead push closing to the very end of the period, he said, to preserve reporting integrity.

Teamshares is using acquired EBITDA per quarter as a key operating metric.

“Thatʼs something we take very seriously,” Brown said, describing the approach as a competitive advantage as the company scales its acquisition program under public-company scrutiny.

Brown said Teamshares is working toward issuing parent-level corporate bonds over the medium term, within roughly three years.

Bonds are the companyʼs preferred long-term financing instrument due to their duration, flexibility and interest-only structure, though access to the market will depend on demonstrating stable EBITDA across several reporting periods, he said.

Until the bond issue, Brown said capital allocation will remain tightly focused on M&A, with no change to the companyʼs target profile or sector focus.

The company targets owner-operated businesses generating roughly USD 500,000 to USD 5m of EBITDA, which are typically sold to allow founders to retire. The CEO did not disclose the companyʼs sector preferences publicly, citing competitive sensitivity. But last year, it acquired The Costumer, a Schenectady, New York-based costume rental business.

Teamshares does not intend to sell its own operating companies, viewing asset sales as generally dilutive to shareholder value, Brown said.

Teamshares has previously said public markets are critical to its strategy because acquisition financing is the “raw material” of its business model.

On a November conference call announcing the transaction, management framed the listing as a way to lower the cost of capital and increase access to funding, rather than as an exit for existing shareholders.

Teamshares said it has built a centralized financial and operational platform designed to support a large number of decentralized operating subsidiaries.

The company has also previously disclosed that it sources tens of thousands of potential acquisition opportunities annually, driven by the demographic trend toward aging small-business owners in the US.

Teamshares maintains relationships with sub-USD 10m EBITDA M&A advisors for sourcing, as well as with bulge-bracket and middle-market banks, Brown said, adding that those relationships will deepen when it is public.

Brown said investors should expect some share-price volatility following completion of the business combination, but that management is focused on long-term execution rather than short-term market reaction.

“When we look out over the long term, what matters is whether weʼre building a large, durable company and compounding earnings over time,” he said.

The transaction, which values the company at USD 756m, is supported by a USD 126m common equity PIPE anchored by accounts advised by T. Rowe Price Investment Management, and other institutional investors.

T. Rowe Priceʼs interest reflects its long-standing familiarity with programmatic acquisition models, Brown said, noting that the lead investor has previously covered industrial companies that created shareholder value through the routine acquisition of small private businesses at attractive valuations.

He cited Roper Technologies, Illinois Tool Works, TransDigm and HEICO as examples.

by Cristiano Dalla Bona.

Additional Information and Where to Find It

In connection with the Business Combination, Live Oak and Teamshares intend to file a registration statement (as may be amended, the “Registration Statement”) with the SEC, which will include a proxy statement to Live Oak shareholders and a prospectus for the registration of Live Oak’s securities to be issued in connection with the Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of Live Oak as of a record date to be established for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of Live Oak and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about Live Oak, Teamshares and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN, 38117 United States, Attn: Richard Hendrix, Chairman & Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF LIVE OAK ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

Live Oak, Teamshares and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Live Oak’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Live Oak’s directors and officers in Live Oak’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Live Oak’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination when available. Information concerning the interests of Live Oak’s and Teamshares’ participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Business Combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Business Combination. Live Oak’s and/or Teamshares’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the shareholders of Teamshares and Live Oak or other conditions to Closing; (4) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Business Combination; (5) the ability of Live Oak to remain current with its SEC filings; (6) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Live Oak and Teamshares after the Closing to grow and manage growth profitably and retain its key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the inability of Teamshares to implement business plans, forecasts, and other expectations after the completion of the Business Combination; (11) the risk that additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all; (12) the evolution of the markets in which Teamshares competes; (13) the ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; (14) the level of redemptions of Live Oak’s public shareholders; and (15) other risks and uncertainties included in documents filed or to be filed with the SEC by Live Oak and/or Teamshares.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above when available and other documents filed by Live Oak and Teamshares from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither Live Oak nor Teamshares presently knows, or that Live Oak and/or Teamshares currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by Live Oak’s or Teamshares’ management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Live Oak’s or Teamshares’ management teams or businesses associated with them as indicative of future performance of an investment or the returns that Live Oak or Teamshares will, or may, generate going forward. Neither Live Oak nor Teamshares undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.

4